UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
Under The Securities Exchange Act of 1934
(Amendment No.5)*

Pacific Premier Bancorp Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

69478X105
(CUSIP Number)

Mr. Terry Maltese, Sandler O'Neill Asset Management LLC, 150 East 52nd Street, 30th Floor, New York, New York (212) 486-7300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 20 Pages
Exhibit Index located on Page 20	SEC 1746 (12-91)

SCHEDULE 13D
CUSIP No.	69478X105	Page 2 of 20 Pages

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sandler O'Neill Asset Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

00

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER

700,000

9.	SOLE DISPOSITIVE POWER

10.	SHARES DISPOSITIVE POWER	[_]

700,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

700,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.94%

14.	TYPE OF REPORTING PERSON*

OO
*SEE INSTRUCTIONS BEFORE FILING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No.	69478X105	Page 3 of 20 Pages

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

SOAM Holdings, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

00

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER

326,824

9.	SOLE DISPOSITIVE POWER

10.	SHARES DISPOSITIVE POWER	[_]

326,824

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

326,824

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.31%

14.	TYPE OF REPORTING PERSON*

OO
*SEE INSTRUCTIONS BEFORE FILING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No.	69478X105	Page 4 of 20 Pages

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Malta Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER

5,800

9.	SOLE DISPOSITIVE POWER

10.	SHARES DISPOSITIVE POWER	[_]

5,800

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,800

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.04%

14.	TYPE OF REPORTING PERSON*

PN
*SEE INSTRUCTIONS BEFORE FILING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No.	69478X105	Page 5 of 20 Pages

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Malta Hedge Fund, L.P

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER

27,600

9.	SOLE DISPOSITIVE POWER

10.	SHARES DISPOSITIVE POWER	[_]

27,600

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,600

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.19%

14.	TYPE OF REPORTING PERSON*

PN
*SEE INSTRUCTIONS BEFORE FILING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No.	69478X105	Page 6 of 20 Pages

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Malta Hedge Fund II, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER

172,500

9.	SOLE DISPOSITIVE POWER

10.	SHARES DISPOSITIVE POWER	[_]

172,500

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

172,500

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.22%

14.	TYPE OF REPORTING PERSON*

PN
*SEE INSTRUCTIONS BEFORE FILING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No.	69478X105	Page 7 of 20 Pages

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Malta Offshore, Ltd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER

64,600

9.	SOLE DISPOSITIVE POWER

10.	SHARES DISPOSITIVE POWER	[_]

64,600

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

64,600

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.46%

14.	TYPE OF REPORTING PERSON*

CO
*SEE INSTRUCTIONS BEFORE FILING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No.	69478X105	Page 8 of 20 Pages

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Malta MLC Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER

44,869

9.	SOLE DISPOSITIVE POWER

10.	SHARES DISPOSITIVE POWER	[_]

44,869

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

44,869

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.32%

14.	TYPE OF REPORTING PERSON*

PN
*SEE INSTRUCTIONS BEFORE FILING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No.	69478X105	Page 9 of 20 Pages

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Malta MLC Offshore, Ltd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER

18,576

9.	SOLE DISPOSITIVE POWER

10.	SHARES DISPOSITIVE POWER	[_]

18,576

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,576

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.13%

14.	TYPE OF REPORTING PERSON*

CO
*SEE INSTRUCTIONS BEFORE FILING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No.	69478X105	Page 10 of 20 Pages

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Malta Titan Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER

76,055

9.	SOLE DISPOSITIVE POWER

10.	SHARES DISPOSITIVE POWER	[_]

76,055

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

76,055

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.54%

14.	TYPE OF REPORTING PERSON*

PN
*SEE INSTRUCTIONS BEFORE FILING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No.	69478X105	Page 11 of 20 Pages

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

SOAM Capital Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER

290,000

9.	SOLE DISPOSITIVE POWER

10.	SHARES DISPOSITIVE POWER	[_]

290,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

290,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.05%

14.	TYPE OF REPORTING PERSON*

PN
*SEE INSTRUCTIONS BEFORE FILING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No.	69478X105	Page 12 of 20 Pages

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Terry Maltese

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER

700,000

9.	SOLE DISPOSITIVE POWER

10.	SHARES DISPOSITIVE POWER	[_]

700,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

700,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.94%

14.	TYPE OF REPORTING PERSON*

IN
*SEE INSTRUCTIONS BEFORE FILING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.       Security and Issuer.

The class of equity securities to which this statement relates is the common stock, par value $0.01 per share ("Common Stock"), of Pacific Premier Bancorp, Inc. (the "Issuer"), a company incorporated in Delaware, with its principal office at 1600 Sunflower Avenue, 2nd Floor, Costa Mesa, CA 92626.

Item 2.       Identity and Background.

(a)
This statement is being filed by (i) Sandler O'Neill Asset Management LLC, a New York limited liability company ("SOAM"), with respect to shares of Common Stock beneficially owned by Malta Partners, L.P., a Delaware limited partnership ("MP"), Malta Hedge Fund, L.P., a Delaware limited partnership ("MHF"), Malta Hedge Fund II, L.P., a Delaware limited partnership ("MHFII"), Malta Offshore, Ltd., a Cayman Islands company ("MO"), Malta MLC Fund, L.P., a Delaware limited partnership ("MLC"), Malta MLC Offshore, Ltd., a Cayman Islands company ("MLCO"), and Malta Titan Fund, L.P., a Cayman Islands limited partnership ("Titan"), (ii) SOAM Holdings, LLC, a Delaware limited liability company ("Holdings"), with respect to shares of Common Stock beneficially owned by MP, MHF MHFII, MLC, and Titan, (iii) MP, with respect to shares of Common Stock beneficially owned by it, (iv) MHF, with respect to shares of Common Stock beneficially owned by it, (v) MHFII, with respect to shares of Common Stock beneficially owned by it, (vi) MO, with respect to shares of Common Stock beneficially owned by it, (vii) MLC, with respect to shares of Common Stock beneficially owned by it, (viii) MLCO, with respect to shares of Common Stock beneficially owned by it, (ix) Titan, with respect to shares of Common Stock beneficially owned by it, and (x) Terry Maltese, as Managing Member of SOAM, with respect to shares of Common Stock beneficially owned by MP, MHF, MHFII, MO, MLC, MLCO, and Titan; and as managing member of SOAM Ventures, LLC ("Ventures"), a Delaware limited liability company, with respect to shares of Common Stock beneficially owned by SOAM Capital Partners, L.P. ("SCP"), a Delaware limited partnership of which Ventures is the management company.  The foregoing persons are hereinafter sometimes referred to collectively as the "Reporting Persons" and MP, MHF, MHFII, MLC, and Titan are sometimes collectively referred to herein as the "Partnerships." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The sole general partner of each of the Partnerships is Holdings, and administrative and management services for the Partnerships are provided by SOAM. SOAM also provides management services to MO and MLCO. The managing member of Holdings, Ventures, and SOAM is Mr. Maltese. In his capacity as managing member of Holdings, Ventures, and SOAM, Mr. Maltese exercises voting and dispositive power over all shares of Common Stock beneficially owned by MP, MHF, MHFII, MLC, Titan, SCP, MO, MLCO, SOAM and Holdings. The non-managing member of Holdings and SOAM is Sandler O'Neill Holdings, LLC, a New York limited liability company ("S.O. Holdings").

(b)
The address of the principal offices of each of MP, MHF, MHFII, MLC, Titan, SCP, Holdings and SOAM and the business address of Mr. Maltese is Sandler O'Neill Asset Management LLC, 150 East 52nd Street, 30th Floor, New York, New York 10022. The address of the principal office of MO and MLCO is c/o Citco Fund Services (Cayman Islands) Limited, 89 Nexus Way, 2nd Floor, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands. The address of the principal office of S.O. Holdings is c/o Sandler O'Neill & Partners, L.P., 1251 Avenue of the Americas, 6th Floor, New York, New York 10020.

(c)
The principal business of MP, MHF, MHFII, MLC, Titan, and SCP is that of private partnerships engaged in investment in securities for its own account. The principal business of MO and MLCO is that of investment in securities for its own account. The principal business of Holdings is that of acting as general partner for the Partnerships. The principal business of SOAM is that of providing administrative and management services to the Partnerships and management services to MO and MLCO. The present principal occupation or employment of Mr. Maltese is President of SOAM and Holdings. The principal business of S.O. Holdings is investing in Holdings and SOAM.

(d)
During the last five years, none of MP, MHF, MHFII, MLC, Titan, SCP, MO, MLCO, Holdings, SOAM, S.O. Holdings or Mr. Maltese has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Page 13 of 20 Pages

(e)
During the last five years, none of MP, MHF, MHFII, MLC, Titan, MO, MLCO, SCP, Holdings, SOAM, S.O. Holdings or Mr. Maltese has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Maltese is a U.S. citizen.

Item 3.       Source and Amount of Funds.

The net investment cost (including commissions, if any) of the shares of Common Stock held by MP, MHF, MHFII, MO, MLC, MLCO, Titan, and SCP is $18,850, $88,666, $554,750, $208,070, $448,690, $185,760, $760,550,  and $942,500, respectively. Such shares were purchased with the investment capital of the respective entities.

Item 4.       Purpose of Transaction.

The purpose for which the Common Stock was acquired by the Reporting Persons is for investment. As such, in the ordinary course of their business, the Reporting Persons intend to review their investment in the Company on a continuing basis and may engage in discussions with management, the board of directors, other shareholders of the Company and other relevant parties concerning the business, operations, management, governance, strategy and future plans of the Company.  Depending on various factors including, without limitation, the Company's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the shares of Common Stock, voting for or against and expressing support for or against the proposals of the board of directors of the Company or other shareholders of the Company and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.       Interest in Securities of the Issuer.

(a)	Based upon an aggregate of 14,158,314 shares of Common Stock outstanding, as determined by the Issuer's most recently available public information, as of the close of business on March 14, 2013:

(i)	MP beneficially owned 5,800 shares of Common Stock, constituting approximately 0.04% of the shares outstanding.
(ii)	MHF beneficially owned 27,600 shares of Common Stock, constituting approximately 0.19% of the shares outstanding.
(iii)	MHFII beneficially owned 172,500 shares of Common Stock, constituting approximately 1.22% of the shares outstanding.
(iv)	MO beneficially owned 64,600 shares of Common Stock, constituting approximately 0.46% of the shares outstanding.
(v)	MLC beneficially owned 44,869 shares of Common Stock, constituting approximately 0.32% of the shares outstanding.
(vi)	MLCO beneficially owned 18,576 shares of Common Stock, constituting approximately 0.13% of the shares outstanding.
(vii)	Titan beneficially owned 76,055 shares of Common Stock, constituting approximately 0.54% of the shares outstanding.
(viii)	SCP beneficially owned 290,000 shares of Common Stock, constituting approximately 2.05% of the shares outstanding.

Page 14 of 20 Pages

(ix)
SOAM owned directly no shares of Common Stock. By reason of its position as management company for MP, MHF, MHFII, MO, MLC, MLCO, Titan, and as an affiliate of Ventures, management company for SCP, under the provisions of Rule 13d-3, SOAM may be deemed to beneficially own the 5,800 shares owned by MP, the 27,600 shares owned by MHF, the 172,500 shares owned by MHFII, the 64,600 shares owned by MO, the 44,869 shares owned by MLC, the 18,576 shares owned by MLCO, the 76,055 shares owned by Titan, and the 290,000 shares owned by SCP, or an aggregate of 700,000 shares of Common Stock, constituting approximately 4.94% of the shares outstanding.

(x)
Holdings owned directly no shares of Common Stock. By reason of its position as general partner of MP, MHF, MHFII, MLC, and Titan, under the provisions of Rule 13d-3 of the Securities and Exchange Commission ("Rule 13d-3"), Holdings may be deemed to beneficially own the 5,800 shares owned by MP, the 27,600 shares owned by MHF, the 172,500 shares owned by MHFII, the 44,869 shares owned by MLC, and the 76,055 shares owned by Titan, or an aggregate of 326,824 shares of Common Stock, constituting approximately 2.31% of the shares outstanding.

(xi)
Mr. Maltese directly owned no shares of Common Stock. By reason of his position as Managing Member of Holdings, SOAM, and Ventures, Mr. Maltese may be deemed to beneficially own the 5,800 shares owned by MP, the 27,600 shares owned by MHF, the 172,500 shares owned by MHFII, the 64,600 shares owned by MO, the 44,869 shares owned by MLC, the 18,576 owned by MLCO, the 76,055 shares owned by Titan, and the 290,000 shares owned by SCP, or an aggregate of 700,000 shares of Common Stock, constituting approximately 4.94% of the shares outstanding.

(xii)	In the aggregate, the Reporting Persons beneficially own 700,000 shares of Common Stock, constituting approximately 4.94% of the shares outstanding.
(xiii)	S.O. Holdings directly owned no shares of Common Stock.

(b)
The Partnerships each have the power to dispose of and to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its general partner, Holdings. Holdings is a party to a management agreement with SOAM pursuant to which SOAM shares the power to dispose of and to vote the shares of Common Stock beneficially owned by Holdings. MO and MLCO have the power to dispose of and to vote the shares of Common Stock beneficially owned by it. MO and MLCO are a party to a management agreement with SOAM pursuant to which SOAM shares the power to dispose of and to vote the shares of Common Stock beneficially owned by MO and MLCO. Mr. Maltese, as Managing Member of Holdings, Ventures, and SOAM, shares the power to dispose of and to vote the shares of Common Stock beneficially owned by the other Reporting Persons.

(c)	During the sixty days prior to March 25, 2013, the Reporting persons effected the following transactions in the Common Stock.

Transactions by MP last 60 days
Date	Transaction	Price	Shares
01/25/13	Sale	11.2505	(300)
01/28/13	Sale	11.3561	(300)
02/05/13	Purchase	11.2246	100
02/06/13	Purchase	11.1748	200
02/26/13	Sale	11.9500	(600)
03/05/13	Sale	12.3800	(400)
03/06/13	Sale	12.3511	(100)
03/07/13	Sale	12.3032	(300)
03/08/13	Sale	12.7500	(500)
03/14/13	Sale	12.5282	(500)
03/18/13	Sale	12.6178	(300)
03/19/13	Sale	12.5994	(600)
03/20/13	Sale	12.7115	(400)
03/21/13	Sale	12.7602	(200)
03/22/13	Sale	12.8007	(200)

Page 15 of 20 Pages

Transactions by MHF last 60 days
Date	Transaction	Price	Shares
01/24/13	Sale	11.2833	(200)
01/25/13	Sale	11.2505	(1,200)
01/28/13	Sale	11.3561	(1,300)
02/05/13	Purchase	11.2246	300
02/06/13	Purchase	11.1748	1,000
02/26/13	Sale	11.9500	(2,600)
03/05/13	Sale	12.3800	(1,700)
03/06/13	Sale	12.3511	(400)
03/07/13	Sale	12.3032	(1,500)
03/08/13	Sale	12.7500	(2,400)
03/14/13	Sale	12.5282	(2,600)
03/18/13	Sale	12.6178	(1,300)
03/19/13	Sale	12.5994	(2,600)
03/20/13	Sale	12.7115	(2,000)
03/21/13	Sale	12.7602	(1,200)
03/22/13	Sale	12.8007	(800)

Transactions by MHFII last 60 days
Date	Transaction	Price	Shares
01/24/13	Sale	11.2823	(1,100)
01/25/13	Sale	11.2505	(8,000)
01/28/13	Sale	11.3561	(8,100)
02/05/13	Purchase	11.2246	2,100
02/06/13	Purchase	11.1748	5,800
02/26/13	Sale	11.9500	(16,100)
03/05/13	Sale	12.3800	(10,500)
03/06/13	Sale	12.3511	(2,400)
03/07/13	Sale	12.3032	(9,600)
03/08/13	Sale	12.7500	(14,700)
03/14/13	Sale	12.5282	(16,000)
03/15/13	Sale	12.5500	(100)
03/18/13	Sale	12.6178	(8,000)
03/19/13	Sale	12.5994	(16,400)
03/20/13	Sale	12.7115	(12,300)
03/21/13	Sale	12.7602	(7,400)
03/22/13	Sale	12.8007	(4,900)

Transactions by MO last 60 days
Date	Transaction	Price	Shares
01/24/13	Sale	11.2823	(400)
01/25/13	Sale	11.2505	(3,000)
01/28/13	Sale	11.3561	(3,000)
02/05/13	Purchase	11.2246	800
02/06/13	Purchase	11.1748	2,100
02/26/13	Sale	11.9500	(6,100)
03/05/13	Sale	12.3800	(3,900)
03/06/13	Sale	12.3511	(900)
03/07/13	Sale	12.3032	(3,600)
03/08/13	Sale	12.7500	(5,500)
03/14/13	Sale	12.5282	(6,000)
03/18/13	Sale	12.6178	(3,100)
03/19/13	Sale	12.5994	(6,100)
03/20/13	Sale	12.7115	(4,600)
03/21/13	Sale	12.7602	(2,800)
03/22/13	Sale	12.8007	(1,800)

Page 16 of 20 Pages

Transactions by MLC last 60 days
Date	Transaction	Price	Shares
01/24/13	Sale	11.2823	(300)
01/25/13	Sale	11.2505	(2,400)
01/28/13	Sale	11.3561	(2,400)
01/31/13	Sale	11.4075	(5,100)
02/05/13	Purchase	11.2246	1,000
02/06/13	Purchase	11.1748	2,900
02/26/13	Sale	11.9500	(4,600)
02/28/13	Sale	11.9500	(5,700)
03/05/13	Sale	12.3800	(2,800)
03/06/13	Sale	12.3511	(700)
03/07/13	Sale	12.3032	(2,500)
03/08/13	Sale	12.7500	(3,800)
03/14/13	Sale	12.5282	(4,200)
03/18/13	Sale	12.6178	(2,100)
03/19/13	Sale	12.5994	(4,300)
03/20/13	Sale	12.7115	(3,200)
03/21/13	Sale	12.7602	(1,900)
03/22/13	Sale	12.8007	(1,300)
Transactions by MLCO last 60 days
Date	Transaction	Price	Shares
01/24/13	Sale	11.2823	(100)
01/25/13	Sale	11.2505	(800)
01/28/13	Sale	11.3561	(800)
02/05/13	Purchase	11.2246	400
02/06/13	Purchase	11.1748	1,100
02/26/13	Sale	11.9500	(1,700)
03/05/13	Sale	12.3800	(1,100)
03/06/13	Sale	12.3511	(300)
03/07/13	Sale	12.3032	(1,000)
03/08/13	Sale	12.7500	(1,600)
03/14/13	Sale	12.5282	(1,700)
03/18/13	Sale	12.6178	(900)
03/19/13	Sale	12.5994	(1,800)
03/20/13	Sale	12.7115	(1,300)
03/21/13	Sale	12.7602	(800)
03/22/13	Sale	12.8007	(600)
Transactions by Titan last 60 days
Date	Transaction	Price	Shares
01/24/13	Sale	11.2823	(500)
01/25/13	Sale	11.2505	(4,100)
01/28/13	Sale	11.3561	(4,100)
02/05/13	Purchase	11.2246	1,900
02/06/13	Purchase	11.1748	5,400
02/26/13	Sale	11.9500	(8,300)
02/28/13	Sale	11.9500	(20,700)
03/05/13	Sale	12.3800	(4,600)
03/06/13	Sale	12.3511	(1,100)
03/07/13	Sale	12.3032	(4,200)
03/08/13	Sale	12.7500	(6,500)
03/14/13	Sale	12.5282	(7,100)
03/18/13	Sale	12.6178	(3,500)
03/19/13	Sale	12.5994	(7,200)
03/20/13	Sale	12.7115	(5,500)
03/21/13	Sale	12.7602	(3,300)
03/22/13	Sale	12.8007	(2,100)

Page 17 of 20 Pages

Transactions by SCP last 60 days
Date	Transaction	Price	Shares
02/26/13	Sale	11.9500	(20,000)
03/14/13	Sale	12.5282	(26,900)
03/15/13	Sale	12.5500	(300)
03/18/13	Sale	12.6178	(13,800)
03/19/13	Sale	12.5994	(27,600)
03/20/13	Sale	12.7115	(20,700)
03/21/13	Sale	12.7602	(12,600)
03/22/13	Sale	12.8007	(8,100)

(d)           Not applicable.

(e)           Not applicable.

Item 6.       Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7.       Material to be Filed as Exhibits.

Exhibit 1	Written Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) of the Securities and Exchange Commission

Page 18 of 20 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 25, 2013

Malta Partners, L.P.		Malta Hedge Fund, L.P.
By:	SOAM Holdings, LLC, the sole General Partner	By:	SOAM Holdings, LLC the sole General Partner
By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese		Terry Maltese
	Managing Member		Managing Member
Malta Hedge Fund II, L.P.		Malta MLC Fund, L.P.
By:	SOAM Holdings, LLC, the sole General Partner	By:	SOAM Holdings, LLC the sole General Partner
By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese		Terry Maltese
	Managing Member		Managing Member
Malta Titan Fund, L.P.		SOAM Capital Partners, L.P.
By:	SOAM Holdings, LLC, the sole General Partner	By:	SOAM Venture Holdings, LLC the sole General Partner
By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese		Terry Maltese
	Managing Member		Managing Member
Malta Offshore, Ltd.		Malta MLC Offshore, Ltd.
By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Director		Director
Sandler O'Neill Asset Management, LLC		SOAM Holdings, LLC
By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese		Terry Maltese
	Managing Member		Managing Member
Terry Maltese
By:	/s/ Terry Maltese
Terry Maltese

Page 19 of 20 Pages

EXHIBIT 1
JOINT ACQUISITION STATEMENT PURSUANT TO RULE 13d-1(f)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated:  March 25, 2013

Malta Partners, L.P.		Malta Hedge Fund, L.P.
By:	SOAM Holdings, LLC, the sole General Partner	By:	SOAM Holdings, LLC the sole General Partner
By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese		Terry Maltese
	Managing Member		Managing Member
Malta Hedge Fund II, L.P.		Malta MLC Fund, L.P.
By:	SOAM Holdings, LLC, the sole General Partner	By:	SOAM Holdings, LLC the sole General Partner
By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese		Terry Maltese
	Managing Member		Managing Member
Malta Titan Fund, L.P.		SOAM Capital Partners, L.P.
By:	SOAM Holdings, LLC, the sole General Partner	By:	SOAM Venture Holdings, LLC the sole General Partner
By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese		Terry Maltese
	Managing Member		Managing Member
Malta Offshore, Ltd.		Malta MLC Offshore, Ltd.
By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Director		Director
Sandler O'Neill Asset Management, LLC		SOAM Holdings, LLC
By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese		Terry Maltese
	Managing Member		Managing Member
Terry Maltese
By:	/s/ Terry Maltese
Terry Maltese

Page 20 of 20 Pages